QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DATALINK CORPORATION
(Name of Subject Company—Issuer and Filing Person—Offeror)

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE,
ISSUED UNDER THE DATALINK CORPORATION 1999 INCENTIVE
COMPENSATION PLAN (AS AMENDED ON DECEMBER 18, 2000)
(Title of Class of Securities)

237934 104
(CUSIP Number of Class of Securities (Underlying Common Stock))

GREG R. MELAND
PRESIDENT AND CHIEF EXECUTIVE OFFICER
DATALINK CORPORATION
8170 UPLAND CIRCLE
CHANHASSEN, MINNESOTA 55317-8589
TELEPHONE: (952) 944-3462
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:
 JEFFREY C. ROBBINS
MESSERLI & KRAMER P.A.
150 SOUTH FIFTH STREET, SUITE 1800
MINNEAPOLIS, MINNESOTA 55402
TELEPHONE: (612) 672-3706

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$7,727,532	$626

*
Estimated solely for purposes of determining the filing fee. This amount assumes that options to purchase shares of Common Stock of Datalink Corporation having an aggregate value of approximately $7,727,532 as of August 26, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The number of shares subject to options, the aggregate value of the options and the filing fee are based on the number of shares subject to eligible options on August 26, 2003.

**
The fee is calculated as the product of the transaction value multiplied by $80.90 per $1,000,000.

☐
CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) PAID. IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.
AMOUNT PREVIOUSLY PAID:	Not applicable	FILING PARTY:	Not applicable.
FORM OR REGISTRATION NO.:	Not applicable	DATE FILED:	Not applicable.
☐
CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTION TO WHICH THE STATEMENT RELATES:

☐
THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.

☒
ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.

☐
GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.

☐
AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender ☐

ITEM 1. SUMMARY TERM SHEET.

        The information set forth in the Offer to Exchange, dated August 29, 2003 (the "Offer to Exchange"), attached hereto as Exhibit 99(a)(1), under the "Summary of Terms" section is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

        (a)    Name and Address.    The name of the issuer is Datalink Corporation, a Minnesota corporation (the "Company"), the address of its principal executive office is 8170 Upland Circle, Chanhassen, Minnesota 55317 and the telephone number of its principal executive office is (952) 944-3462.

        (b)    Securities.    This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange certain options currently outstanding under the Company's 1999 Incentive Compensation Plan, as amended on December 18, 2000 (the "Plan") to purchase shares of the Company's Common Stock, par value $0.001 per share ("Common Stock"), for replacement options (the "Replacement Options") to purchase shares of Common Stock to be granted under the Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange. The number of shares of Common Stock subject to the Replacement Options represents 50% of the number of shares of Common Stock subject to the eligible options that are accepted for exchange and cancelled, as set forth in detail in the Offer to Exchange under the "Summary of Terms" section and Section 1 ("Number of Options; Expiration Date"), which are incorporated herein by reference.

        (c)    Trading Market and Price.    The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

        The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

        (a)    Material Terms.    The information set forth in the Offer to Exchange under the "Summary of Terms" section, Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Election to Participate in the Option Exchange Program"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange; Cancellation of Eligible and Ancillary Options; Issuance of Replacement Options"), Section 6 ("Conditions of the Option Exchange Program"), Section 8 ("Source and Amount of Consideration; Terms of Replacement Options"), Section 10 ("Status of Options Acquired by Datalink in the Option Exchange Program; Accounting Consequences of the Option Exchange Program"), Section 11 ("Legal Matters; Regulatory Approvals"), Section 12 ("Material U.S. Federal Income Tax Consequences") and Section 13 ("Extension of the Option Exchange Program; Termination; Amendment") is incorporated herein by reference.

        (b)    Purchases.    The information set forth in the Offer to Exchange under Section 9 ("Absence of Interests of Directors and Officers Regarding the Option Exchange Program; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        The information set forth in the Offer to Exchange under Section 9 ("Absence of Interests of Directors and Officers Regarding the Option Exchange Program; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a)    Purposes.    The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Option Exchange Program") is incorporated herein by reference.

        (b)    Use of Securities Acquired.    The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange; Cancellation of Eligible and Ancillary Options; Issuance of Replacement Options") and Section 10 ("Status of Options Acquired by Datalink in the Option Exchange Program; Accounting Consequences of the Option Exchange Program") is incorporated herein by reference.

        (c)    Plans.    The information set forth in the Offer to Exchange under Section 16 ("Risk Factors") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a)    Source of Funds.    The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") and Section 14 ("Fees and Expenses") is incorporated herein by reference.

        (b)    Conditions.    The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Option Exchange Program") is incorporated herein by reference.

        (c)    Borrowed Funds.    Not applicable.

ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

        (a)    Securities Ownership.    The information set forth in the Offer to Exchange under Section 9 ("Absence of Interests of Directors and Officers Regarding the Option Exchange Program; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

        (b)    Securities Transactions.    The information set forth in the Offer to Exchange under Section 9 ("Absence of Interests of Directors and Officers Regarding the Option Exchange Program; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        The information set forth in the Offer to Exchange under Section 14 ("Fees and Expenses") is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

        (a)    Financial Information.    Item 8 ("Financial Statements and Supplementary Data") of Part II of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and Item 1 ("Financial Statements (Unaudited)") of Part I of the Company's Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2003 and June 30, 2003 are incorporated herein by reference. The information set forth in the Offer to Exchange under Section 15 ("Information About Datalink") and Section 17 ("Additional Information") is incorporated herein by reference.

        (b)    Pro Forma Financial Information.    Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

        (a)    Agreements, Regulatory Requirements and Legal Proceedings.    The information set forth in the Offer to Exchange under Section 9 ("Absence of Interests of Directors and Officers Regarding the Option Exchange Program; Transactions and Arrangements Involving the Options") and Section 11 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

        (b)    Other Material Information.    Not applicable.

ITEM 12. EXHIBITS.

EXHIBIT NUMBER	DESCRIPTION
99(a)(1)	Offer to Exchange, dated August 29, 2003.
99(a)(2)	Form of Electronic Letter to Option Holders.
99(a)(3)	Form of Letter of Transmittal (Election to Participate).
99(a)(4)	Notice of Withdrawal (Election Not to Participate).
99(a)(5)	Form of Confirmation of Participation in the Option Exchange Program.
99(a)(6)	Press Release, dated August 29, 2003, entitled "Datalink Corporation Announces Voluntary Stock Option Exchange Program."
99(a)(7)	Datalink Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2002, incorporated herein by reference.
99(a)(8)	Datalink Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2003, incorporated herein by reference.
99(a)(9)	Datalink Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2003, incorporated herein by reference.
99(a)(10)
Definitive Proxy Statement for the Datalink Corporation Annual Meeting of Shareholders held in 2003, filed with the Securities and Exchange Commission on March 21, 2003 and incorporated herein by reference.
99(b)	Not applicable.
99(d)
Datalink Corporation 1999 Incentive Compensation Plan (as amended on December 18, 2000), incorporated herein by reference to Appendix A to the Definitive Proxy Statement for the Datalink Corporation Annual Meeting of Shareholders held in 2003, filed with the Securities and Exchange Commission on March 21, 2003.
99(g)	Not applicable.
99(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2003
DATALINK CORPORATION
	By	/s/ DANIEL J. KINSELLA Daniel J. Kinsella, Vice President—Finance and Chief Financial Officer

INDEX OF EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
99(a)(1)	Offer to Exchange dated August 29, 2003.
99(a)(2)	Form of Electronic Letter to Option Holders.
99(a)(3)	Form of Letter of Transmittal (Election to Participate).
99(a)(4)	Notice of Withdrawal (Election Not to Participate).
99(a)(5)	Form of Confirmation of Participation in the Option Exchange Program.
99(a)(6)	Press Release, dated August 29, 2003, entitled "Datalink Corporation Announces Voluntary Stock Option Exchange Program."
99(a)(7)	Datalink Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2002, incorporated herein by reference.
99(a)(8)	Datalink Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2003, incorporated herein by reference.
99(a)(9)	Datalink Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2003, incorporated herein by reference.
99(a)(10)
Definitive Proxy Statement for the Datalink Corporation Annual Meeting of Shareholders held in 2003, filed with the Securities and Exchange Commission on March 21, 2003 and incorporated herein by reference.
99(b)	Not applicable.
99(d)
Datalink Corporation 1999 Incentive Compensation Plan (as amended on December 18, 2000), incorporated herein by reference to Appendix A to the Definitive Proxy Statement for the Datalink Corporation Annual Meeting of Shareholders held in 2003, filed with the Securities and Exchange Commission on March 21, 2003.
99(g)	Not applicable.
99(h)	Not applicable.

QuickLinks

SIGNATURE
INDEX OF EXHIBITS